SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
August 2nd, 2006
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐       No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): Not Applicable.

Signature

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated August 2nd 2006

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

     19 July 2006
Successful completion of a EUR 350 million subordinated debt issue as part of the Revios acquisition
The EUR 350 million deeply subordinated bond issue launched today by SCOR, as part of the financing of the Revios acquisition, has been a great success.
This issue of deeply subordinated perpetual bonds (Tier 1) was more than two times oversubscribed by 70 institutional investors from 12 different countries. The book-building was completed in less than four hours.
The coupon for the bond is 6.154%, representing 190 basis points above the reference rate (MID SWAP).
The strong market demand that has enabled SCOR to achieve these conditions bears witness to the quality of the SCOR group’s credit, as well as to the confidence of investors in the Group’s long-term strategic positioning.
With this transaction, SCOR has completed the first stage of the financing plan determined as part of the Revios acquisition, which was announced on 5 July 2006. The financing of the remaining EUR 300 million will be achieved through a capital increase, which the Group will carry out by the end of 2006.

2006 communications timetable
2006 First Half Results	30 August 2006
2006 Third Quarter Results	8 November 2006
Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding risks and uncertainties is set forth in the current annual report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

     18 July 2006
SCOR groups its property investments within a single property company
The SCOR group has placed its property investments within a single property company, SCOR-AUBER, a limited liability subsidiary 100% owned by SCOR S.A.
Announced in the New SCOR plan on 10 June 2006, this grouping of all of SCOR’s buildings will facilitate a more dynamic management of these investments, along with simplified legal structures regarding the Group’s asset management and reduced investment management costs.
SCOR-AUBER’s assets today consist of 16 corporate buildings in the Ile de France region, with a market value of EUR 330 million, representing 3.4% of SCOR’s investments as at 31/03/2006.
Patrick Thourot, SCOR group Chief Operating Officer, has been appointed Chairman and Chief Executive Officer of SCOR-AUBER.
Jean Guitton, SCOR group Real Estate Director, has been appointed Chief Operating Officer of SCOR-AUBER.

2006 communications timetable
2006 First Half Results	30 August 2006
2006 Third Quarter Results	8 November 2006
Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding risks and uncertainties is set forth in the current annual report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.